

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Michael Gravelle
General Counsel
Austerlitz Acquisition Corporation I
1701 Village Center Circle
Las Vegas, NV 89134

> **Re: Austerlitz Acquisition Corporation I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-252932**

Dear Mr. Gravelle:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Index to Financial Statements, page F-1

1. We note your response to our prior comment 2. Please revise to include the audited partial interim financial information in a subsequent event footnote to the audited December 31, 2020 financial statements, as we continue to question why audited partial interim financial statements through January 4, 2021 are appropriate.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction